Exhibit 99.1

Re: Update Regarding Lawsuit

Ramat Gan, Israel - October 31, 2019 - B Communications Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: BCOM) - The Company previously reported on the status of Horev v. B Communications Ltd. - alleging an unlawful dividend distribution of NIS 113 million (motion to approve a derivative claim). Within this context, we reported on July 2019 the Court's decision approving the derivative claim as it relates to the controlling shareholder, Internet Gold. The motion was rejected in relation to the directors, after it was determined that with respect to the directors, there are no grounds to establish that the distribution itself caused damages (simply because of the use of company’s funds) and this burden to prove additional damages has not been met. In addition, the court also determined that the officers and directors of the Company didn’t gain any benefit from the distribution.

The Company hereby update that during the last few days the plaintiff filed statement of appeal to the Supreme Court against the dismissal of the claim in respect to the directors. In addition, The Company and Internet Gold, also filed, seperately a motion to re-review regarding the initial Court's decision approving the derivative claim.

The Company is examining the appeal and its implications and will update on any material development.